QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

ALLIANCE ATLANTIS COMMUNICATIONS INC.

Annual and Special General Meeting of Shareholders held at the
Metro Toronto Convention Centre,
255 Front Street West, Toronto, Ontario
on June 19, 2006 at 11:00 a.m.

REPORT ON VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102, the following are the voting results from the annual general meeting of shareholders of Alliance Atlantis Communications Inc. (the "Corporation") held on June 19, 2006 at 11:00 a.m. The matters voted upon were approved by a show of hands.

MATTER VOTED UPON	VOTING RESULTS
Election of the following nominated slate of directors of the Corporation for the coming year: • Rupert Duchesne • Anthony F. Griffiths • Harold "Sonny" Gordon, QC • Ellis Jacob • Allen Karp, QC	Rupert Duchesne, Anthony F. Griffiths, Harold "Sonny" Gordon, QC, Ellis Jacob, Allen Karp, QC, David J. Kassie, Michael I.M. MacMillan, Dr. Margot Northey, Barry J. Reiter, Donald R. Sobey, Robert J. Steacy and Phyllis N. Yaffe were elected as directors of the Corporation for the coming year.
• David J. Kassie	Details of proxy votes received:
• Michael I.M. MacMillan
• Dr. Margot Northey	Name Of Nominee	Votes For %	Votes Withheld %
• Barry J. Reiter
• Donald R. Sobey	Slate of Directors	99.87%	0.13%
• Robert J. Steacy • Phyllis N. Yaffe
Appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the coming year and authorization of the directors to fix the remuneration to be paid to the auditors.	PricewaterhouseCoopers LLP was appointed as auditors of the Corporation for the coming year and the directors were authorized to fix the remuneration to be paid to the auditors.
Details of proxy votes received:

	Name Of Nominee	Votes For %	Votes Withheld %
	PricewaterhouseCoopers LLP	99.85%	0.15%
Amendment of the Corporation's Share Compensation Plan.	The Corporation's Share Compensation Plan was amended.
Details of proxy votes received:

	Resolution	Votes For %	Votes Against %
	Amendment of Share Compensation Plan	99.12%	0.88%

/s/ ANDREA WOOD ANDREA WOOD Executive Vice-President and General Counsel and Corporate Secretary, Alliance Atlantis Communications Inc.

QuickLinks

ALLIANCE ATLANTIS COMMUNICATIONS INC.